                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                 -------------------

                                     SCHEDULE 13D
                                   AMENDMENT NO. 1
                                    (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                         Industrial Distribution Group, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       45061100
--------------------------------------------------------------------------------
                                     CUSIP Number

                            Edmundson International, Inc.
                                  31356 Via Colinas
                         Westlake Village, California  91362
                                    (818) 991-9000

                                   with a copy to:

                                Timothy G. Hoxie, Esq.
                           Heller Ehrman White & McAuliffe
                                   333 Bush Street
                           San Francisco, California  94104
                                    (415) 772-6052
--------------------------------------------------------------------------------
                         (Name, address and telephone number
             of person authorized to receive notices and communications)

                                   October 26, 1998
                                   ----------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                           (Continued on following pages)


                                (Page 1 of 13 Pages)

CUSIP NO. 45061100                       13D                  Page 2 of 13 pages
                                  AMENDMENT NO. 1

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS                   Edmundson International, Inc.


--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/


--------------------------------------------------------------------------------
3)   SEC USE ONLY


--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC


--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /


--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------

   NUMBER OF        7)  SOLE VOTING POWER                             -0-
    SHARES          ------------------------------------------------------------
 BENEFICIALLY
    OWNED           8)  SHARED VOTING POWER                      495,000
     BY             ------------------------------------------------------------
    EACH
   REPORTING        9)  SOLE DISPOSITIVE POWER                        -0-
   PERSON           ------------------------------------------------------------
    WITH
                    10)  SHARED DISPOSITIVE POWER                495,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 495,000


--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /


--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               5.8%


--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                       13D                  Page 3 of 13 pages
                                  AMENDMENT NO. 1


--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS    Consolidated Electrical Distributors, Inc.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  AF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------
   NUMBER OF        7)  SOLE VOTING POWER                             -0-
   SHARES           ------------------------------------------------------------
 BENEFICIALLY
    OWNED           8)  SHARED VOTING POWER                      495,000
      BY            ------------------------------------------------------------
     EACH
  REPORTING         9)  SOLE DISPOSITIVE POWER                        -0-
     PERSON         ------------------------------------------------------------
      WITH
                    10)  SHARED DISPOSITIVE POWER                495,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 495,000

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               5.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                       13D                  Page 4 of 13 pages
                                  AMENDMENT NO. 1

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS                        Portshire Corp.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  AF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Texas


--------------------------------------------------------------------------------
   NUMBER OF        7)  SOLE VOTING POWER                             -0-
    SHARES          ------------------------------------------------------------
 BENEFICIALLY
    OWNED           8)  SHARED VOTING POWER                      60,000
     BY             ------------------------------------------------------------
    EACH
  REPORTING         9)  SOLE DISPOSITIVE POWER                        -0-
    PERSON          ------------------------------------------------------------
     WITH
                    10)  SHARED DISPOSITIVE POWER                60,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 60,000

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0.7%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                       13D                  Page 5 of 13 pages
                                  AMENDMENT NO. 1

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS              Lincolnshire Associates, Ltd.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Texas

--------------------------------------------------------------------------------
   NUMBER OF        7)  SOLE VOTING POWER                             -0-
    SHARES          ------------------------------------------------------------
 BENEFICIALLY
    OWNED           8)  SHARED VOTING POWER                      60,000
      BY            ------------------------------------------------------------
     EACH
  REPORTING          9)  SOLE DISPOSITIVE POWER                       -0-
    PERSON          ------------------------------------------------------------
     WITH
                    10)  SHARED DISPOSITIVE POWER                60,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 60,000

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0.7%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         PN

--------------------------------------------------------------------------------

CUSIP NO. 45061100                       13D                  Page 6 of 13 pages
                                  AMENDMENT NO. 1

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS    Employees' Retirement Plan of Consolidated
                                   Electrical Distributors, Inc.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------
   NUMBER OF        7)  SOLE VOTING POWER                        100,000
    SHARES          ------------------------------------------------------------
  BENEFICIALLY
     OWNED          8)  SHARED VOTING POWER                           -0-
       BY           ------------------------------------------------------------
      EACH
    REPORTING        9)  SOLE DISPOSITIVE POWER                  100,000
     PERSON         ------------------------------------------------------------
      WITH
                    10)  SHARED DISPOSITIVE POWER                     -0-

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 100,000

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               1.2%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         EP

--------------------------------------------------------------------------------

CUSIP NO. 45061100                       13D                  Page 7 of 13 pages
                                  AMENDMENT NO. 1

                                    INTRODUCTION

     Edmundson International, Inc., a California corporation ("Edmundson International"), hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To
Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

     Only those Items amended are reported herein.


     Item 2.   IDENTITY AND BACKGROUND


     Schedules 1, 2 and 3 referred to in Item 2 of the Statement are amended to read as attached to this Amendment.



     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     Item 3 is amended by adding the following paragraph:

     On October 22, 1998, Edmundson International purchased 35,000 shares of Common Stock on the open market at a purchase price of $6.00 per share. On October 26, 1998, Edmundson International purchased an additional 50,000 shares of Common Stock on the open market at a purchase price of $6.50 per share. The total funds required to complete these purchases was $540,100 (inclusive of broker commissions). All funds were obtained from working capital of Edmundson International. A table identifying each purchase is included in Item 5(c) of this Amendment.

CUSIP NO. 45061100                       13D                  Page 8 of 13 pages
                                  AMENDMENT NO. 1


     Item 5.   INTEREST IN SECURITIES OF THE ISSUER.



     Item 5 is amended and restated to read as follows:

     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10Q that it had 8,466,713 shares of Common Stock outstanding as of June 30, 1998) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:



Reporting Person             No. of        Percentage          Power to Vote                Power to Dispose
                             Shares         of Class        Shared          Sole        Shared            Sole
                           Beneficially
                              Owned
Edmundson International      495,000          5.8%         495,000          -0-        495,000            -0-

CED                          495,000          5.8%         495,000          -0-        495,000            -0-

Portshire Corp.               60,000          0.7%          60,000          -0-         60,000            -0-

Lincolnshire Associates       60,000          0.7%          60,000          -0-         60,000            -0-

CED Pension Plan             100,000          1.2%             -0-      100,000            -0-        100,000



     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

CUSIP NO. 45061100                       13D                  Page 9 of 13 pages
                                  AMENDMENT NO. 1

          (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

Date           Purchaser             # Shares         Price         Comm'n          Total Funds
                                                                                      Required
9/23/98     CED Pension Plan              500        $6.4375        $0.1200       $    3,278.75

9/24/98     CED Pension Plan           24,500        $6.5000        $0.0600       $  160,720.00

9/29/98     CED Pension Plan           16,400        $6.2271        $0.0600       $  103,108.44

9/30/98     CED Pension Plan            8,600        $6.1766        $0.0600       $   53,634.76

10/1/98     CED Pension Plan           10,500        $6.1756        $0.0600       $   65,473.80

10/2/98     CED Pension Plan              600        $6.2500        $0.0600       $    3,786.00

10/5/98     CED Pension Plan           38,900        $6.0162        $0.0600       $  236,364.18

10/7/98     Lincolnshire Ass.          60,000        $5.1250        $0.0400       $  309,900.00

10/7/98     Edmundson Intl.           350,000        $5.1250        $0.0400       $1,807,750.00

10/22/98    Edmundson Intl.            35,000        $  6.00        $ 0.060       $  212,100.00

10/26/98    Edmundson Intl.            50,000        $  6.50        $ 0.060       $  328,000.00

TOTAL                                 595,000                                     $3,284,115.93
                                      -------                                     -------------


     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

     (e)  Not applicable.

CUSIP NO. 45061100                       13D                 Page 10 of 13 pages
                                  AMENDMENT NO. 1

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     The first paragraph of Item 6 is amended and restated to read as follows:

     Edmundson International beneficially owns 435,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Lincolnshire Associates beneficially owns 60,000 shares of Common Stock. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns an additional 60,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 495,000 shares of Common Stock. CED Pension Plan beneficially owns 100,000 shares of Common Stock.



                                      SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 28, 1998

                                        Edmundson International, Inc.


                                        By:  /s/ David C. Verbeck
                                             --------------------
                                        Its: Secretary
                                             --------------------

CUSIP NO. 45061100                       13D                 Page 11 of 13 pages
                                  AMENDMENT NO. 1

                             SCHEDULE 1 TO SCHEDULE 13D

                           Edmundson International, Inc.

                          DIRECTORS AND EXECUTIVE OFFICERS



                                                     Present Principal
 Name and Business Address(1)      Title          Occupation or Employment
 -------------------------         -----          ------------------------
 K. W. Colburn                     Director
 555 Stokie Blvd., Suite 555       President      Business Executive
 Northbrook, IL 60062

 R. W. Colburn
 555 Stokie Blvd., Suite 555       Director       Business Executive
 Northbrook, IL 60062

 D. C. Verbeck                     Director
 31356 Via Colinas                 Secretary      Tax Director of CED
 Westlake Village, Ca 91362

 J. D. Parish                      Vice
 31356 Via Colinas                 President &    Treasurer of CED
 Westlake Village, Ca 91362        CFO

 T. A. Lullo                       Vice
 31356 Via Colinas                 President      Vice President of CED
 Westlake Village, Ca 91362

--------------------------
(1) All of the individuals listed above are citizens of the United States of America.

CUSIP NO. 45061100                       13D                 Page 12 of 13 pages
                                  AMENDMENT NO. 1

                             SCHEDULE 2 TO SCHEDULE 13D

                     Consolidated Electrical Distributors, Inc.

                          DIRECTORS AND EXECUTIVE OFFICERS

                                                     Present Principal
 Name and Business Address(2)      Title          Occupation or Employment
 -------------------------         -----          ------------------------

K. W. Colburn
555 Stokie Blvd., Suite 555        Director            Business Executive
Northbrook, IL 60062

R. W. Colburn
555 Stokie Blvd., Suite 555        Director            Business Executive
Northbrook, IL 60062

C. C. Hogel
555 Stokie Blvd., Suite 555        Director            Business Executive
Northbrook, IL 60062

A. Monis, Jr.                      Director
31356 Via Colinas                  Chairman of         Chairman of the Board
Westlake Village, Ca 91362         the Board

S. S. Graham                       Director
31356 Via Colinas                  Vice                Vice Chairman
Westlake Village, Ca 91362         Chairman

H. D. Bursch
31356 Via Colinas                  President           President
Westlake Village, Ca 91362

T. A. Lullo
31356 Via Colinas                  Vice President      Vice President
Westlake Village, Ca 91362

J. D. Parish
31356 Via Colinas                  Treasurer           Treasurer
Westlake Village, Ca 91362

P. J. Savasta
31356 Via Colinas                  Vice President      Vice President
Westlake Village, Ca 91362

R. H. Swan
31356 Via Colinas                  Vice President      Vice President
Westlake Village, Ca 91362

D. M. Williams
31356 Via Colinas                  Vice President      Vice President
Westlake Village, Ca 91362

D. C. Verbeck
31356 Via Colinas                  Secretary           Tax Director
Westlake Village, Ca 91362

--------------------------
(2) All of the individuals listed above are citizens of the United States of America.

CUSIP NO. 45061100                       13D                 Page 13 of 13 pages
                                  AMENDMENT NO. 1

                             SCHEDULE 3 TO SCHEDULE 13D

                                  Portshire Corp.

                          DIRECTORS AND EXECUTIVE OFFICERS

                                                     Present Principal
 Name and Business Address(3)      Title          Occupation or Employment
 -------------------------         -----          ------------------------
D. D. Colburn                      Director
555 Skokie Blvd., Suite 555        President           Business Executive
Northbrook, IL 60062

D. C. Verbeck                      Director
31356 Via Colinas                  Secretary           Tax Director of CED
Westlake Village, Ca 91362

D. D. Dunham                       Vice                Vice President
2550 Midway Road, Suite 220        President &
Carrollton, TX 75006               Treasurer

--------------------------
(3) All of the individuals listed above are citizens of the United States of America.